December 24, 2013

VIA EDGAR Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	CONFIDENTIAL SUBMISSION Pursuant to Title I Section 106 under the Jumpstart Our Business Startups Act

Re: Confidential Submission of Draft Registration Statement on Form S-11 for Highland Capital Realty Trust, Inc.

Ladies and Gentlemen:

On behalf of our client, Highland Capital Realty Trust, Inc., a Maryland corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-11 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended December 31, 2012. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230, 433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to the following:

Brian Mitts

Treasurer

Highland Capital Realty Trust, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Please direct any questions with respect to this confidential submission to the undersigned at:

Jay L. Zagoren, Esq.

Dechert LLP

Cira Center

2929 Arch Street

Philadelphia, PA 19104

Very Truly Yours,

/s/ Jay L. Zagoren, Esq.
Jay L. Zagoren

cc: Thomas Friedmann, Esq. Dechert LLP